SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For August 2009
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes            No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2009, incorporated by reference herein:

Exhibit

99.1    Release dated August 20, 2009, entitled “REPORT TO SHAREHOLDERS FOR THE
           QUARTER AND YEAR ENDED 30 JUNE 2009”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: August 20, 2009
By:  /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Report to shareholders for the quarter and year ended 30 June 2009
(Incorporated in the Republic of South Africa), Registration No.1895/000926/06 , JSE share code: DRD,
ISIN: ZAE 000058723, Issuer code: DUSM NASDAQ trading symbol: DROOY, (“DRDGOLD” or “the company”).
GROUP RESULTS
KEY FEATURES
•
Dividend declared of 5 cents per share
•
Surface production steady
•
Acquisition of the remaining 50% interest in ErgoGold completed
•
Operating profit of R282.7 million for the year
•
Headline profit for the year of 33.8 cents per share
Stock traded JSE NASDAQ*
Average volume for the quarter per day ('000) 647 1 913
% of issued stock traded (annualised) 45 132
Price  • High
R8.45 $1.059
• Low R5.91 $0.680
• Close R6.03 $0.759
* This data represents per share data and not ADS data - one ADS reflects ten ordinary shares
STOCK
Issued capital
378 001 303 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 395 306 232
REVIEW OF OPERATIONS
Quarter
Quarter %
Quarter    12 months to
12 months to
Group Jun 2009 Mar 2009 Change Jun 2008 30 Jun 2009 30 Jun 2008
Gold production
Continuing operations oz
57 775
58 997 (2) 71 211
247 690
308 005
kg
1 797
1 835 (2) 2 215
7 704
9 580
Discontinued operations oz
–
– – –
–
13 427
kg
–
– – –
–
417
Group oz
57 775
58 997 (2) 71 211
247 690
321 432
kg
1 797
1 835 (2) 2 215
7 704
9 997
Cash operating costs
Continuing operations US$ per oz
855
653                  (31)
689                   730
657
ZAR per kg
235 499
211 666 (11) 173 034
212 228
154 451
Discontinued operations US$ per oz
–
– – –
–
1 098
ZAR per kg – –
–
– – 264 264
Group US$ per oz
855
653                  (31)
689                   730
675
ZAR per kg
235 499
211 666 (11) 173 034
212 228
159 032
Gold price received US$ per oz
900
915                   (2)
893                   861
817
ZAR per kg
244 927
292 369 (16) 224 552
250 589
192 143
Capital expenditure US$ million
13.7
6.4               (114)
20.0                  38.4
36.5
ZAR million
117.3
65.8                 (78)
149.8                345.1
267.2

DRDGold Limited
Shareholder Report 09
FORWARD LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled
"Risk Factors" included in our annual report for the fiscal year ended 30 June
2008, which we filed with the United States Securities and Exchange
Commission on 12 December 2008 on Form 20-F.You should not place undue reliance on these forward-looking statements, which speak only as of the date
thereof.We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.
OVERVIEW
Dear shareholder
Safety, health and environment
It is encouraging to report that we have recorded our second successive fatality-free quarter. This points clearly to the logic of our strategic objective to reduce risk in our company, and it is a particularly creditable performance by Blyvooruitzicht Gold Mining Company Limited (“Blyvoor”), our only remaining underground operation.
While Blyvoor’s Disabling Injury Frequency Rate (“DIFR”) deteriorated slightly from 13.31 to 13.55, its Reportable Injury Frequency Rate (“RIFR”) remained constant at 4.34 and its Dressing Station Injury Rate (“DSIR”) improved from
27.97 to 26.58.
The mine as a whole recorded 1 000 000 fatality-free shifts on 10 June 2009.
Crown Gold Recoveries (Pty) Limited (“Crown”) recorded improvements in respect of all measured safety parameters, a pleasing result, considering that
ErgoGold’s statistics are now included. The RIFR dropped from 2.28 to 0, the
DIFR from 5.7 to 1.34 and the DSIR from 15.9 to 8.74.
We are now well-placed for the introduction of our behaviour-based safety programme at Blyvoor’s No 6 Shaft during August and September 2009, to be followed by an operations-wide rollout. Various operation- and issues-specific safety campaigns continued throughout the quarter.
In respect of occupational hygiene, health codes of practice for airborne pollutants, noise and thermal stress have been signed off by all stakeholders and will be submitted to the Department of Mineral Resources.
At Blyvoor, quantitative risk assessments for airborne pollutants underground at each of the shafts are at varying stages of completion and a baseline quantitative risk assessment for noise in respect of surface working areas has begun. The TB prevention programme continues to function well and a
Wellness Day has been scheduled for 14 September 2009.
Total expenditure on environmental issues for the quarter was R3.9 million.
Production
Total gold production for the quarter was 2% lower at 57 775oz, reflecting a
5% decline in underground production at Blyvoor, where a number of high-
grade panels in the 38/29 section at No 5 Shaft were knocked out by a large seismic event on 29 May 2009. Surface gold production remained steady at
35 430oz. While 100% of ErgoGold’s production (previously known as the
Elsburg Gold Mining Joint Venture) is reflected in our results for the first time this quarter, recoveries from L29 Dump had not by quarter-end reached project assumption. Reclamation from the Elsburg Tailings Complex (“ETC”)
started on 3 August 2009, and we aim to achieve steady state from the second feeder line to the Brakpan plant in September. Further information, per operation, is provided below.
Total gold production for the year from continuing operations was 20% lower at 247 690oz, the major contributing factor being the suspension of underground mining at ERPM in the second quarter, and the downward volume adjustment at Crown, as part of the decommissioning of the Crown
Tailings Deposition Facility.
Reserves and resources
Attributable Mineral Resources increased by 3% from 54.7 million ounces
(Moz) in financial year 2008 to 56.4Moz in financial year 2009. Attributable
Ore Reserves decreased by 24% from 7.9Moz in FY08 to 6.0Moz in FY09.
This information has been prepared in compliance with the SAMREC Code by
Mr R. Botha who is an employee of DRDGOLD and has been reviewed by Mr
K. Lomberg an independent advisor from Coffey Mining (SA) Pty Limited.
The rise in attributable Mineral Resources reflects the company’s acquisition of the remaining 50% of ErgoGold, which added 1.9Moz to the group’s total resources.
The decrease in attributable Ore Reserves was primarily because of ERPM’s underground operations being suspended.
Financial
Total revenue for the quarter was 22% lower at R420.7 million, due mainly to a 16% drop in the average Rand gold price received to R244 927/kg. After accounting for total cash operating costs – 9% higher at R423.2 million –
cash operating profit was 99% lower at R1.3 million. Depreciation of
R41.6 million resulted in a gross loss from operating activities of R47.9 million compared with the previous quarter’s gross profit of R116.0 million. Higher impairment provisions and administration expenses and general costs, partly offset by R53 million negative goodwill were the major contributors to a pre-
tax loss of R81.2 million compared with a pre-tax profit of R95.0 million in the previous quarter. Net profit was 2% lower at R42.6 million, after accounting for deferred tax of R120.6 million.
Total revenue for the year was 4% higher at R1 910.7 million, reflecting a
30% increase in the average Rand gold price received for the year to
R250 589/kg. Operating profit, however, was 26% lower at R282.7 million after accounting for total cash operating costs, which were 11% higher at
R1 635.0 million. Higher depreciation charges and retrenchment costs resulted in a 52% decline in gross profit to R129.1 million. The negative effect of higher administration expenses and general costs was offset by a profit on financial liabilities measured at amortised costs, goodwill and higher finance income, leaving profit before tax 4% lower at R82.3 million. After deduction of tax of R46.2 million and deferred tax, net profit was R110.7 million. This compares with the previous year’s profit of R1 225.1 million, which reflected a profit on the sale of the company’s Australasian assets.
Corporate
During the year, we acquired Mintails SA (Pty) Limited (”Mintails SA”) 50%
interest in ErgoGold, the gold component of the first phase of the Ergo Joint
Venture. This was a valuable acquisition for us, bringing in 100% of the envisaged production, revenue and profits from Phase 1 and presenting us with opportunities to explore, develop and ultimately exploit surface retreatment synergies between our veteran Crown operation and Ergo. A further very advantageous development for us is that Crown also secured the contractual right from jointly owned Ergo Mining (Pty) Limited to deposit its entire tailings flow onto the Brakpan and Withok tailings facility. Potentially, this development could extend Crown’s life of mine by several years.
Subsequent to the purchase of Mintails SA 50% interest in ErgoGold, we offered to purchase the remainder of its South African surface assets, but the offer was rejected.
Detailed operating and financial review
Blyvoor
Total gold production in the quarter under review was virtually unchanged at
31 766oz (32 248oz in the previous quarter). A 7% increase in total throughput to 1 014 000t offset the impact of an 8% decline in overall yield to 0.97g/t.
Gold production from underground was 5% lower at 21 349oz, a consequence of an 8% decline in average underground grade to 4.37g/t. The lower average grade resulted both from the loss of high-grade panels at No 5
Shaft due to seismicity and to an increase in mining of lower-grade panels at
No 4 Shaft. Underground throughput was 3% higher at 152 000t.

Shareholder Report 09
DRDGold Limited
Surface gold production increased by 7% to 10 417oz due to an 8% rise in surface throughput to 862 000t. Higher throughput reflected the successful commissioning of a new pipeline from the slimes operation transfer pump station to the plant. The average surface yield was maintained at 0.38g/t.
Total cash operating costs rose by 12% to R227 831/kg, reflecting the impact of higher winter power tariffs. Underground cash operating costs were
17% higher at R289 816/kg and surface cash operating costs 3% higher at
R100 799/kg.
Cash operating profit was 79% lower at R19.2 million, a consequence of a substantially lower average Rand gold price received.
Capital expenditure was 10% lower at R24.0 million.
At the Way Ahead Project, there has been good production build-up.
Additional crews have been deployed and the 1 200m
2
per month targeted
for the end of June 2009 is being exceeded. The upper portion of the 15/29
Incline Project is now in production but overall build-up has been slower than anticipated. Deepening of the incline to facilitate smoother loading of reef is in progress.
Crown
Gold production was 13% lower at 17 940oz, reflecting both a 10% decline in throughput to 1 414 000t and a 5% decline in the average yield to 0.39g/t.
Lower throughput was in line with a planned reduction to 400 000tpm to effect the Crown Tailings Deposition Facility closure plan, while lower yield resulted from completion of reclamation of the Mennells dump.
Cash operating costs increased by 10% to R187 314/kg due to lower gold production. Cash operating profit was 69% lower, reflecting both lower production and a lower average Rand gold price received.
Capital expenditure declined by 23% to R7.9 million, reflecting conclusion of the construction of buttresses at the Crown Tailings Deposition Facility.
Work continued on an environmental impact assessment for a proposed
R212 million pipeline linking the Crown plants to Ergo’s tailings deposition site at Brakpan.
ERPM
Total gold production increased by 44% to 6 204oz, reflecting a 59%
improvement in surface gold production to 5 208oz. Continued clean-up at the suspended underground operation yielded 996oz.
Higher surface gold production resulted both from a 26% increase in surface throughput to 428 000t and a 27% increase in the average surface yield to
0.38g/t. Throughput and yield improvements reflected successful completion of a shift in the direction of reclamation at the Cason Dump into higher-grade areas.
Total cash operating costs were 31% lower at R295 601/kg. This reflects a
23% drop in surface cash operating costs to R197 173/kg, which resulted from higher surface gold production. Underground cash operating costs, although 17% lower at R809 968/kg, were nevertheless unacceptably high.
Yields from remnant clean-up were lower than planned and therefore did not offset the care and maintenance costs of the underground operations to the extent that we had hoped. These were the major contributors to a 3%
increase in the cash operating loss to R18.3 million.
No capital expenditure was incurred during the quarter.
ErgoGold
Results for the quarter under review are not directly comparable with those of the previous quarter. This is due to DRDGOLD acquiring full ownership of
ErgoGold with effect from 1 April 2009.
Work on ErgoGold's elution plant was completed in the second week of April.
While volume flows of the first circuit – from the L29 Dump – were satisfactory, initial recoveries of 0.04g/t at quarter-end were below project specifications, requiring a number of engineering modifications to the elution plant.
The second circuit, linking the 186Mt ETC site with the Brakpan plant, came into production on 3 August 2009. Capital expenditure totalled R85.4 million, mainly to complete the reclamation site.
With two lines now operational – one from L29 and the other from ETC – we expect to achieve steady state in the September quarter. Accelerated capital at the ETC site provides us with surge capacity on the Elsburg line and the ability to manipulate the flow rates from our two reclamation sites.
Dividend
The directors have declared a final dividend of 5 South African cents per ordinary share for the year ended 30 June 2009, which amounts to a total final dividend payout of R18.9 million. This compares with the final dividend of 10 cents per share for the year ended 30 June 2008, amounting to a total dividend payout of R37.7 million. The directors are of the view that the need to reward shareholders for their continuing support must be balanced against the negative impact that the Rand/Dollar exchange rate currently has on revenues.
In compliance with the requirements of STRATE, given the company’s primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:
2009
Last date to trade ordinary shares cum dividend
Friday, 2 October
Ordinary shares trade ex dividend
Monday, 5 October
Record date Friday, 9 October
Payment date Monday, 12 October
On payment date, dividends due to holders of certificated securities on the
South African share register will either be electronically transferred to the shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP or broker.
To comply with the further requirements of STRATE, between Monday,
5 October 2009 and Friday, 9 October 2009, both days inclusive, no transfers between the South African and any other share register will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
To holders of American Depository Shares
Each American Depository Share (“ADS”) represents ten ordinary shares
2009
ADSs trade ex dividend on Nasdaq
Wednesday, 7 October
Record date Friday, 9 October
Approximate date for currency conversion Friday, 16 October
Approximate payment date of dividend Monday, 26 October
Assuming an exchange rate of R8.14/$1, the dividend payable on an ADS is equivalent to 6.14 US cents. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
Looking ahead
Our asset mix and stated conservative management approach has seen us through the quarter and year under review. We have entered the first quarter of the new financial year with the means to grow our surface operations intact, and the resolve to address the key risks associated with our underground footprint.
At Blyvoor, we will rehabilitate the damaged higher grade panels at No 5 Shaft over an estimated six months, and increase mining from the Main Reef to offset the volatilities we see in the more remote high grade areas of 5 Shaft.
We have resolved, also, to discontinue care and maintenance and close
ERPM’s underground operation.
The successful commissioning early in the current quarter of the ETC line brings us closer to ErgoGold starting to deliver to expectation. We will continue with our investigation into the feasibility of a pipeline linking the
Crown plants to Ergo’s Brakpan tailings deposition site over the next six months. This, should it go ahead, will resolve the deposition constraint we currently face as the Crown Tailings Deposition Complex nears closure. It will also open up a range of surface retreatment synergies between Crown and
Ergo and further consolidate our position in this lower-risk, lower-cost, higher-
margin sector of the gold business in South Africa.
Niël Pretorius
Chief Executive Officer
20 August 2009

DRDGold Limited
Shareholder Report 09
The condensed preliminary consolidated financial statements below have been prepared in accordance with International Financial
Reporting Standards (“IFRS”) and the disclosure requirements of IAS 34, which is consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2008.
KPMG's unmodified review report on the condensed consolidated IFRS financial statements contained in this announcement is available for inspection at the company's registered office.
CONDENSED CONSOLIDATED Quarter
Quarter
Quarter       12 months to     12 months to
Statement of comprehensive income Jun 2009 Mar 2009 Jun 2008 30 Jun 2009 30 Jun 2008
Rm Rm Rm Rm Rm
Unaudited Unaudited Unaudited Reviewed Reviewed
Continuing operations
Gold and silver revenue
420.7
536.5                 495.4
1 910.7
1 843.9
Net operating costs
(419.4)
(406.6) (368.5)
(1 628.0)
(1 464.3)
Cash operating costs
(423.2)
(388.4) (383.2)
(1 635.0)
(1 479.6)
Movement in gold in process
3.8
(18.2) 14.7
7.0
15.3
Operating profit 1.3
129.9                 126.9                282.7
379.6
Depreciation
(41.6)
(23.5) (11.0)
(99.2)
(69.0)
Movement in provision for environmental rehabilitation
(6.2)
7.8                 (16.0)
(19.5)
(30.2)
Retrenchment costs
(1.4)
1.8                  (5.1)
(34.9)
(11.3)
Gross (loss)/profit from operating activities (47.9)
116.0                   94.8
129.1
269.1
Impairments
(19.4)
(3.3) (63.9)
(75.1)
(63.9)
Administration expenses and general costs
(56.5)
(37.4) (26.7)
(138.3)
(96.1)
Share-based payments
(1.7)
(2.0) (5.9)
(7.9)
(6.6)
Financial liabilities measured at amortised cost – note 1
(8.8)
5.7                 (88.5)
44.0
(89.3)
Recognition of goodwill on purchase of subsidiary – note 2
53.0
– –
53.0
–
Profit/(loss) on sale of assets and investments
–
(0.3) (0.9)
8.3
11.1
Finance income
3.3
20.6                  35.1                  82.5
75.7
Finance expenses and unwinding of provisions
(3.2)
(4.3) 4.0
(13.3)
(13.9)
(Loss)/profit before taxation (81.2)
95.0                (52.0)
82.3
86.1
Income tax
3.2
(25.2) 3.8
(46.2)
(13.3)
Deferred tax
120.6
(26.3) 81.6
74.6
81.6
Profit after taxation 42.6
43.5                  33.4
110.7 154.4
Discontinued operations
Loss for the period from discontinued operations
–
– (0.5)
–
(51.8)
Profit on sale of assets and investments
–
– 12.6
–
1 169.2
Impairment from discontinued operations
–
– (1.0)
–
(46.7)
Net profit for the period 42.6
43.5                   44.5
110.7
1 225.1
Attributable to:
Ordinary shareholders of the company
37.2
34.1                   40.2
129.1
996.1
Minority interest
5.4
9.4                    4.3
(18.4)
229.0
42.6
43.5                   44.5
110.7
1 225.1
Other comprehensive income
Foreign exchange translation and other
10.0
1.1                  (1.1)
(0.6)
83.6
Purchase/(disposal) of subsidiaries and other
192.9
– 5.2
192.9
(184.1)
Mark-to-market of available-for-sale investments
(1.1)
–                    1.7                (1.1)
1.7
Total comprehensive income for the period
244.4
44.6                   50.3
301.9
1 126.3
Attributable to:
Ordinary shareholders of the company
179.3
35.2                   40.4
260.6
1 251.4
Minority interest
65.1
9.4                    9.9
41.3
(125.1)
244.4
44.6                   50.3
301.9
1 126.3
Reconciliation of headline (loss)/profit
Net profit
37.2
34.1                   40.2
129.1
996.1
Adjusted for:
– Impairments
19.4
3.3                   63.9                75.1
63.9
– Impairment from discontinued operation
–
–                    1.0                      –
46.7
– Profit on sale of discontinued operations
–
–                (12.6)
–
(1 169.2)
– Goodwill on purchase of subsidiary
(53.0)
–                       –
(53.0)
–
– Loss/(profit) on sale of assets and investments
–
0.3                  (9.2)
(8.3)
(22.1)
– Minority share of headline earnings adjustment
(4.4)
(0.1) (10.5)
(15.5)
198.5
Headline (loss)/profit
(0.8)
37.6                   72.8
127.4
113.9
Headline (loss)/earnings per share – cents
(0.2)
10.0                   19.3                 33.8
30.3
Basic earnings per share – cents
9.8
9.0                   10.7                 34.3
264.9
Diluted headline (loss)/earnings per share –cents
(0.2)
10.0                   19.3                 33.8
30.3
Diluted basic earnings per share – cents
9.8
9.0                   10.7                 34.3
264.9
Calculated on the weighted average ordinary shares issued of:            377 733 911
   376 884 611
   376 536 319      376 678 974
  376 023 344
Adjusted headline earnings per share – cents
2.1
8.5 42.8
22.1
54.0
(Adjusted for the net (loss)/gain on financial liabilities measured at amortised cost – note 1)
Note* From time to time DRDGOLD may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentation earnings release, earnings conference calls and otherwise.

Shareholder Report 09
DRDGold Limited
CONDENSED CONSOLIDATED As at
As at As at
Statement of financial position 30 Jun 2009
31 Mar 2009 30 Jun 2008
Rm
Rm Rm
Reviewed
Unaudited Reviewed
Assets
Property, plant and equipment – note 2
1 737.5
932.8                 815.6
Non-current Investments and other assets
43.0
65.4                  65.3
Environmental rehabilitation trust funds
129.7
125.6                 110.8
Deferred tax
165.1
35.6                  81.6
Current assets
550.5
989.9              1 189.2
Inventories
93.9
80.6                  62.9
Trade and other receivables
88.0
348.6                 240.5
Cash and cash equivalents
353.6
545.7                 846.1
Assets classified as held for sale
15.0
15.0                  39.7
Total assets
2 625.8
2 149.3 2 262.5
Equity and liabilities
Equity
1 584.0
1 335.7 1 305.5
Shareholders' equity
1 481.5
1 298.3 1 244.3
Minority shareholders' interest
102.5
37.4                 61.2
Long-term liabilities
65.1
88.2               125.7
Post-retirement and other employee benefits
43.6
24.7                 22.7
Provision for environmental rehabilitation
412.5
401.1               381.3
Deferred tax
194.6
–                     –
Current liabilities
326.0
299.6                427.3
Trade and other payables
323.9
292.8                387.4
Short-term liabilities
2.1
6.8                 39.9
Total equity and liabilities
2 625.8
2 149.3 2 262.5
CONDENSED CONSOLIDATED Quarter
Quarter
Quarter      12 months to     12 months to
Statement of changes in equity
Jun 2009
Mar 2009 Jun 2008
30 Jun 2009
30 Jun 2008
Rm
Rm Rm
Rm
Rm
Unaudited
Unaudited Unaudited
Reviewed
Reviewed
Balance at the beginning of the period
1 335.7
1 285.4 1 248.6
1 305.5
143.5
Share capital issued
2.2
3.7                   0.7                   6.3
29.1
– for acquisition finance and cash
–
–                     –                      –
28.0
– for share options exercised
2.2
4.1                   0.7                    6.7
2.3
– for costs relating to issue of shares
–
(0.4) –
(0.4)
(1.2)
Increase in share-based payment reserve
1.7
2.0                   5.9                    7.9
6.6
Net profit attributable to ordinary shareholders
37.2
34.1                  40.2
129.1
996.1
Net profit/(loss) attributed to minority shareholders
5.4
9.4                   4.3
(18.4)
229.0
Dividends declared
–
–                     –
(37.6)
–
Increase/(decrease) in minorities
59.7
–                   5.2
59.7
(170.1)
Purchase/(disposal) of subsidiaries and other
142.1
1.1                   0.6
131.5
71.3
Balance as at the end of the period
1 584.0
1 335.7 1 305.5
1 584.0
1 305.5

DRDGold Limited
Shareholder Report 09
CONDENSED CONSOLIDATED
Quarter
Quarter
Quarter    12 months to      12 months to
Statement of cash flows
Jun 2009
Mar 2009 Jun 2008
30 Jun 2009
30 Jun 2008
Rm
Rm Rm
Rm
Rm
Unaudited
Unaudited Unaudited
Reviewed
Reviewed
Net cash inflow from operations
39.5
114.1                238.1                 208.4
61.4
Net cash (out)/inflow from investing activities
(377.3)
(88.0) (150.5)
(593.3)
1 531.0
Net cash in/(out)flow from financing activities
156.0
(89.7) 26.0
(85.8)
(840.0)
(Decrease)/increase in cash and cash equivalents
(181.8)
(63.6) 113.6
(470.7)
752.4
Translation adjustment
(10.3)
0.3                   1.0
(21.8)
(15.6)
Opening cash and cash equivalents
545.7
609.0                 731.5                846.1
109.3
Closing cash and cash equivalents
353.6
545.7                 846.1                353.6
846.1
Reconciliation of net cash inflow from operations
(Loss)/profit before taxation
(81.2)
95.0                 (52.0)
82.3
86.1
Net operating loss from discontinued operations
–
– (0.5)
–
(51.8)
(81.2)
95.0                 (52.5)
82.3
34.3
Adjusted for:
Movement in gold in process
(3.8)
18.2                 (14.7)
(7.0)
(15.3)
Depreciation and impairment
61.0
26.8                   74.9
174.3
132.9
Movement in provision for environmental rehabilitation
6.2
(7.8) 16.0
19.5
30.2
Share-based payments
1.7
2.0                   5.9                    7.9
6.6
(Profit)/loss on financial instruments
8.8
(5.7) 88.5
(44.0)
89.3
(Profit)/loss on sale of assets and investments
–
0.3                   0.9                   (8.3)
(11.1)
Recognition of goodwill on purchase of subsidiary
(53.0)
– –
(53.0)
–
Finance expense and unwinding of provisions
3.2
3.2 (7.0)
9.8
4.7
Growth in Environmental Trust Funds
(2.8)
(3.3) (2.5)
(12.9)
(8.5)
Other non-cash items
38.5
8.3                 (20.4)
                42.7
(39.0)
Taxation paid
(20.2)
(1.8) (11.8)
(46.9)
(40.8)
Working capital changes
81.1
(21.1) 160.8
44.0
(121.9)
Net cash inflow from operations
39.5
114.1                 238.1                208.4
61.4
Notes to the financial statements
1. Financial liabilities measured at amortised cost
The net gain/(loss) on financial liabilities measured at amortised cost in the statement of comprehensive income comprises the expected cash flows of the preference shares issued to Khumo Gold SPV (Pty) Ltd and the DRDGOLD SA Empowerment Trust. These preference shares are re-
measured on a quarterly basis and based on the expected future cash flows from DRDGOLD South African Operations (Pty) Limited.
2. Recognition of goodwill on purchase of subsidiary
On 31 March 2009 the group acquired the remaining 50% interest in the ErgoGold (Elsburg Gold Mining Joint Venture) with ERPM acquiring
15% and DRDGOLD acquiring 35% for a cash consideration of R100 million and R177 million respectively.
The fair value of the assets acquired at the date of acquisition, exceeded the cost of the acquisition therefore resulting in a bargain purchase.
The bargain purchase is a direct result of the favourable change in the gold price since the period the purchase price was fixed and the higher gold price on the date all the requirements were met for the acquisition to be recognised, which is the date the fair value of the assets and liabilities were determined. The resulting negative goodwill arising amounted to R53 million and was recognised in the statement of comprehensive income.
The statement of comprehensive income relating to ErgoGold:
Statement of comprehensive income
Rm
Rm
Figures consolidated since 1 April 2009 Figures for the full 8 months trading period
Revenue 5.5 39.6
Cost of sales (17.1) (105.1)
Operating loss (11.6) (65.5)
Administration expenses and general costs (0.2) (1.2)
Loss before taxation (11.8) (66.7)
Statement of financial position as at 1 April 2009
Assets
Property, plant and equipment 887.4
Current assets
Inventory 17.9
Trade and other receivables 0.9
Cash and cash equivalents 1.7
Total fair value of assets 907.9
Non-current liabilities
Deferred tax liability on fair value adjustment 185.6
Current liabilities
Trade and other payables 33.4
Total fair value of liabilities 219.0
Fair value of net assets on date of acquisition 688.9
Minority interest in fair value of net assets on
date of acquisition 55.9
Acquisition date fair value on 50% initial equity interest 344.5

Shareholder Report 09
DRDGold Limited
KEY OPERATING AND FINANCIAL RESULTS (Unaudited)
Total
Continuing operations
Blyvoor
Crown
ERPM
ErgoGold*
Operations
Ore milled (t'000)
Underground
Jun 09 Qtr
152
–
61
–
213
Mar 09 Qtr
147
–
23
–
170
Financial year to Jun 09
603
–
184
–
787
Surface
Jun 09 Qtr
862 1
414                   428                 1 525                4 229
Mar 09 Qtr
798
1 566
341
755
3 460
Financial year to Jun 09
3 433
6 577
1 430
2 296
13 736
Total
Jun 09 Qtr
1 014
1 414
489
1 525
4 442
Mar 09 Qtr
945
1 566
364
755
3 630
Financial year to Jun 09
4 036
6 577
1 614
2 296
14 523
Yield (g/t)
Underground
Jun 09 Qtr
4.37
–
0.51
–
3.26
Mar 09 Qtr
4.77
–
1.39
–
4.31
Financial year to Jun 09
4.59
–
3.20
–
4.26
Surface
Jun 09 Qtr
0.38                   0.39                 0.38                   0.04                  0.26
Mar 09 Qtr
0.38                   0.41                 0.30                   0.07                  0.32
Financial year to Jun 09
0.37
0.38
0.33
0.05
0.32
Total
Jun 09 Qtr
0.97                  0.39                  0.39                   0.04                  0.40
Mar 09 Qtr
1.06                  0.41                  0.37                   0.07                 0.51
Financial year to Jun 09
1.00
0.38
0.66
0.05
0.53
Gold produced (oz)
Underground
Jun 09 Qtr
21 349
–
996
–
22 345
Mar 09 Qtr
22 538
–
1 029
–
23 567
Financial year to Jun 09
88 898
–
18 935
–
107 833
Surface
Jun 09 Qtr
10 417
17 940
5 208
1 865
35 430
Mar 09 Qtr
9 710
20 705
3 279
1 736
35 430
Financial year to Jun 09
40 575
80 377
15 239
3 666
139 857
Total
Jun 09 Qtr
31 766
17 940
6 204
1 865
57 775
Mar 09 Qtr
32 248
20 705
4 308
1 736
58 997
Financial year to Jun 09
129 473
80 377
34 174
3 666
247 690
Gold produced (kg)
Underground
Jun 09 Qtr
664
–
31
–
695
Mar 09 Qtr
701
–
32
–
733
Financial year to Jun 09
2 765
–
589
–
3 354
Surface
Jun 09 Qtr
324
558
162
58
1 102
Mar 09 Qtr
302
644
102
54
1 102
Financial year to Jun 09
1 262
2 500
474
114
4 350
Total
Jun 09 Qtr
988
558
193
58
1 797
Mar 09 Qtr
1 003
644
134
54
1 835
Financial year to Jun 09
4 027
2 500
1 063
114
7 704
Cash operating costs
Underground
Jun 09 Qtr
1 048
–
2 983
–
1 144
(US$ per oz)
Mar 09 Qtr
770
–
3 058
–
852
Financial year to Jun 09
878
–
1 287
–
942
Surface
Jun 09 Qtr
365
682
723
2 313
673
Mar 09 Qtr
303                   529                   795
1
067                   521
Financial year to Jun 09
337
578
778
2 077
566
Total
Jun 09 Qtr
824
682
1 086
2 313
855
Mar 09 Qtr
630
529
1 336
1 067
653
Financial year to Jun 09
709
579
1 060
2 077
730
Cash operating costs
Underground
Jun 09 Qtr
289 816
–
809 968
–
313 017
(ZAR per kg)
Mar 09 Qtr
247 907
–
978 094
–
279 784
Financial year to Jun 09
255 517
–
361 141
–
274 066
Surface
Jun 09 Qtr
100 799
187 314
197 173
629 707
186 611
Mar 09 Qtr
98 142
169 651
254 627
341 833
166 357
Financial year to Jun 09
98 124
168 034
222 430
582 825
164 549
Total
Jun 09 Qtr
227 831
187 314
295 601
629 707
235 499
Mar 09 Qtr
202 814
169 651
427 396
341 833
211 666
Financial year to Jun 09
206 191
168 034
299 289
582 825
212 228
Cash operating costs
Underground
Jun 09 Qtr
1 266
–
412
–
1 021
(ZAR per tonne)
Mar 09 Qtr
1 182
–
1 361
–
1 206
Financial year to Jun 09
1 172
–
1 156
–
1 168
Surface
Jun 09 Qtr
38                     74                    75                      24                   49
Mar 09 Qtr
37                     70                    76                     24                    53
Financial year to Jun 09
36
64
74
29
52
Total
Jun 09 Qtr
222                     74
117                     24                     95
Mar 09 Qtr
215
70
157
24
107
Financial year to Jun 09
206
64
197
29
113
Gold and silver revenue
Jun 09 Qtr
28.7
15.3
4.6
1.0
49.6
(US$ million)
Mar 09 Qtr
29.7
19.1
4.0
1.5
54.3
Financial year to Jun 09
112.6
68.5
28.4
2.6
212.1

DRDGold Limited
Shareholder Report 09
CASH OPERATING COSTS RECONCILIATION
Continuing operations Total
R000 unless otherwise stated
Blyvoor Crown ERPM ErgoGold* Operations
Total cash costs
Jun 09 Qtr 242 879 129 844 54 651 37 719 465 093
Mar 09 Qtr 222 494 119 729 63 105 23 866 429 194
Financial year to Jun 09 869 083 472 525 370 609 65 415 1 777 632
Movement in gold in process
Jun 09 Qtr (11 485) 4 547 4 949 5 787 3 798
Mar 09 Qtr (12 416) (2 040) (1 019) (2 698) (18 173)
Financial year to Jun 09 (9 445) 3 659 1 573 11 233 7 020
Less: Production taxes,
Jun 09 Qtr 2 459 21 140 (2 034) 4 796 26 361
rehabilitation and other Mar 09 Qtr 2 675 4 684 2 257 2 449 12 065
Financial year to Jun 09 12 583 36 120 6 765 7 685 63 153
Less: Retrenchment costs
Jun 09 Qtr – – 1 – 1
Mar 09 Qtr – – (1 289) – (1 289)
Financial year to Jun 09 – – 30 681 – 30 681
Less: Corporate and general
Jun 09 Qtr 3 838 8 730 4 582 2 187 19 337
administration costs Mar 09 Qtr 3 981 3 750 3 847 260 11 838
Financial year to Jun 09 16 719 19 980 16 592 2 521 55 812
Cash operating costs
Jun 09 Qtr 225 097 104 521 57 051 36 523 423 192
Mar 09 Qtr 203 422 109 255 57 271 18 459 388 407
Financial year to Jun 09 830 336 420 084 318 144 66 442 1 635 006
Gold produced
Jun 09 Qtr 988 558 193 58 1 797
Mar 09 Qtr 1 003 644 134 54 1 835
Financial year to Jun 09 4 027 2 500 1 063 114 7 704
Total cash operating costs – R/kg Jun 09 Qtr 227 831 187 314 295 601 629 707 235 499
Mar 09 Qtr 202 814 169 651 427 396 341 833 211 666
Financial year to Jun 09 206 192 168 034 299 289 582 825 212 228
Total cash operating costs – US$/oz
Jun 09 Qtr 824 682 1 086 2 313 855
Mar 09 Qtr 630 529 1 336 1 067 653
Financial year to Jun 09 709 598 1 060 2 077 730
* With effect from 1 April 2009, ErgoGold represents DRDGOLD's 100% share in the Elsburg Joint Venture and 50% in the Ergo Joint Venture.
DIRECTORS
(*British) (**American)
Executives:
DJ Pretorius (Chief Executive Officer)
CC Barnes (Chief Financial Officer)
Non-executive:
J Turk **
Independent non-executives:
GC Campbell* (Non-Executive Chairman)
RP Hume
EA Jeneker
Company Secretary:
TJ Gwebu
For further information,contact Niël Pretorius at:
Tel: (+27-11) 219-8700
Fax: (+27-11) 476-2637
website: http://www.drdgold.com
Ebsco House 4, 299 Pendoring Avenue
Blackheath, Randburg, South Africa
PO Box 390, Maraisburg, 1700
South Africa
KEY OPERATING AND FINANCIAL RESULTS (Unaudited) (continued)
Cash operating profit/(loss)
Jun 09 Qtr 2.5 3.1 (2.2) (3.4) –
(US$ million) Mar 09 Qtr 9.4 8.2 (1.8) (0.3) 15.5
Financial year to Jun 09 20.8 22.1 (7.9) (5.1) 29.9
Gold and silver revenue
Jun 09 Qtr 244.2 128.9 38.9 8.7 420.7
(ZAR million) Mar 09 Qtr 293.4 188.6 39.5 15.0 536.5
Financial year to Jun 09 1 018.5 620.1 247.9 24.2 1 910.7
Cash operating profit/(loss)
Jun 09 Qtr 19.2 24.4 (18.3) (27.8) (2.5)
(ZAR million) Mar 09 Qtr 90.0 79.3 (17.7) (3.5) 148.1
Financial year to Jun 09 188.2 200.0 (70.2) (42.3) 275.7
Capital expenditure
Jun 09 Qtr 2.8 1.0 – 10.2 14.0
(US$ million) Mar 09 Qtr 2.6 1.0 (0.2) 3.1 6.5
Financial year to Jun 09 10.7 4.8 2.8 20.8 39.1
Capital expenditure
Jun 09 Qtr 24.0 7.9 – 85.4 117.3
(ZAR million) Mar 09 Qtr 26.6 10.2 (1.8) 30.8 65.8
Financial year to Jun 09 97.2 43.1 25.9 178.8 345.0
* With effect from 1 April 2009, ErgoGold represents DRDGOLD's 100% share in the Elsburg Joint Venture and 50% in the Ergo Joint Venture. The disclosures of the different operations will also form the basis on which the operating segments will be disclosed in the annual report in accordance with IFRS 8 (Operating Segments), which the company has early adopted at year-end.